CUSIP No. 717123103                                            Page 1 of 8 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                     Pharmaceutical Marketing Services Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    717123103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Robert A. Schwed, Esq.
                  Reboul, MacMurray, Hewitt, Maynard & Kristol
                              45 Rockefeller Plaza
                            New York, New York 10111
                                 (212) 841-5700
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 12, 1996
--------------------------------------------------------------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

CUSIP No. 717123103                                            Page 2 of 8 Pages


--------------------------------------------------------------------------------
1)   Name of Reporting Person                        Source
     S.S. or I.R.S. Identification                   Informatics Inc.
     No. of Above Person
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds                              Not Applicable
--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings is                         Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                              Delaware
--------------------------------------------------------------------------------
Number of                                   7)  Sole Voting   480,000 shares of
Shares Beneficially                             Power         Common Stock, $.01
Owned by                                                      par value ("Common
Reporting Person                                              Stock")
                                            ------------------------------------
                                            8)  Shared Voting
                                                Power                -0-
                                            ------------------------------------
                                            9)  Sole Disposi- 480,000 shares of
                                                tive Power    Common Stock
                                            ------------------------------------
                                            10) Shared Dis-
                                                positive Power       -0-
                                            ------------------------------------
11)  Aggregate Amount Beneficially                            480,000 shares of
     Owned by Each Reporting Person                           Common Stock
--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
--------------------------------------------------------------------------------
13)  Percent of Class

     Represented by                                           3.6%
     Amount in Row (11)
--------------------------------------------------------------------------------
14)  Type of Reporting

     Person                                   CO

CUSIP No. 717123103                                            Page 3 of 8 Pages

--------------------------------------------------------------------------------
1)   Name of Reporting Person                  SI PMSI Ltd.
     S.S. or I.R.S. Identification
     No. of Above Person
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                      (a) [X]
     if a Member of a Group                         (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds                                Not Applicable
--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings is                           Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)  Citizenship or Place
    of Organization                                 Delaware
--------------------------------------------------------------------------------
Number of                                   7)  Sole Voting   561,144 shares of
Shares Beneficially                             Power         Common Stock, $.01
Owned by                                                      par value ("Common
Reporting Person                                              Stock")

                                            8)  Shared Voting
                                                Power               -0-

                                            9)  Sole Disposi-  561,144 shares of
                                                tive Power     Common Stock

                                            10) Shared Dis-
                                                positive Power      -0-

11)  Aggregate Amount Beneficially                            561,144 shares of
     Owned by Each Reporting Person                           Common Stock
--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
--------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                4.3%
     Amount in Row (11)
--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                        CO

CUSIP No. 717123103                                            Page 4 of 8 Pages

                         Amendment No. 1 to Schedule 13D

                  Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission on April 26, 1996 (the "Schedule 13D").

Item 1.   Security and Issuer.

                  This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of Pharmaceutical Marketing Services Inc., a Delaware corporation ("PMSI" or the "Issuer"). The principal executive offices of the Issuer are located at 2394 East Camelback Road, Phoenix, Arizona 85016.

Item 2.  Identity and Background.

                  (a) The undersigned hereby file this Schedule 13D on behalf of Source Informatics Inc., a Delaware corporation ("Source") and SI PMSI Ltd., a Delaware corporation ("SIP"). Source and SIP are sometimes hereinafter referred to as the "Reporting Persons". SIP is an indirect wholly-owned subsidiary of Source. The name, business address and occupation of each officer and director of the Reporting Persons is set forth on Schedule A hereto. The Reporting Persons are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Agreement between the Reporting Persons to file as a group (the "Group Agreement") was filed as Exhibit A to the Schedule 13D.

                  (b) The principal business of Source is to develop and provide proprietary databases of prescriptions dispensed by retail outlets in the United States. SIP is an indirect wholly-owned subsidiary of Source whose only assets are the shares of PMSI Common Stock referred to herein.

                  (c) The principal business address of Source and SIP is 45 Rockefeller Plaza, Suite 912, New York, NY 10111.

                  (d) Neither the Reporting Persons nor any of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Neither the Reporting Persons nor any of the persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating

CUSIP No. 717123103                                            Page 5 of 8 Pages

activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  The Reporting Persons acquired an aggregate 1,201,144 shares of Common Stock of PMSI (the "Shares") in connection with the reorganization of Walsh International Inc., a Delaware corporation ("Walsh"), pursuant to a Master Reorganization Agreement, dated as of April 16, 1996, between Walsh and Source (the "Reorganization Agreement"). The Reorganization Agreement was filed as Exhibit B to the Schedule 13D, and any description thereof is qualified in its entirety by reference thereto. Walsh owned the Shares indirectly through two of its wholly-owned subsidiaries: (i) Walsh International Holdings Limited, a Delaware corporation ("WIHL"), and (ii) Walsh America Limited, a Delaware corporation ("WAL"). WIHL owned 947,734 Shares and WAL owned 253,410 Shares, including 231,181 shares as the successor in interest to DMA Healthcare Marketing Inc., a New York corporation ("DMA"). DMA was a wholly-owned subsidiary of WAL and was dissolved by proclamation in December 1993.

                  On April 16, 1996, in connection with the reorganization referred to above, WAL transferred its Shares to WIHL and WIHL transferred 721,144 of the Shares to SIP in exchange for 1000 shares of common stock of SIP, representing 100% of the outstanding capital stock of SIP. WIHL then immediately transferred all of the outstanding capital stock of SIP and the remaining 480,000 Shares to Source as partial consideration for 100% of the outstanding capital stock, consisting of common stock and series A preferred stock, of Source.

Item 4.  Purpose of Transaction.

                  As stated in Item 3 above, the transaction described therein occurred in connection with the reorganization of Walsh. The business of Walsh, which had historically operated in two segments, the "Walsh business" and the "Source business", was separated into two independent companies. To effect the separation, Source was formed as a holding company for the "Source business" and all of its outstanding capital stock was spun off to the stockholders of Walsh (the "Spin-Off) as of April 16, 1996. As part of the Spin-Off, the Shares were transferred to Source (and its indirect wholly-owned subsidiary SIP) by Walsh, along with cash, in order to provide working capital for Source. The "Walsh business" was retained by Walsh, which then conducted an inital public offering of common stock.

CUSIP No. 717123103                                            Page 6 of 8 Pages


Item 5.  Interest in Securities of the Issuer.

                  (a) Based on a total of 13,200,000 shares of Common Stock outstanding as of December 10, 1996, Source owns 480,000 shares of Common Stock, or approximately 3.6% of the Common Stock outstanding, and SIP owns 561,144 shares of Common Stock, or approximately 4.3% of the Common Stock outstanding.

                  (b) The Reporting Persons have sole power to vote or direct the voting of and to dispose or direct the disposition of the shares of Common Stock referred to in paragraph (a) above.

                  (c) SIP sold an aggregate 160,000 shares of Common Stock in market transactions as follows:

Date                 Number of Shares Sold                             Price
----                 ---------------------                             -----
11/27/96                   10,000                                      $9.50
11/29/96                   10,000                                      $9.50
12/02/96                   10,000                                      $9.44
12/03/96                   15,000                                      $9.38
12/04/96                   10,000                                      $9.13
12/05/96                   10,000                                      $9.13
12/06/96                   15,000                                      $9.04
12/10/96                   40,000                                      $10.08
12/12/96                   20,000                                      $11.06
12/13/96                   20,000                                      $10.69

                  (d) No other person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned by the Reporting Persons.

                  (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings
         or Relationships with Respect to
         Securities of the Issuer.

                  Pursuant to the provisions of a stockholders agreement between Source and the series A preferred stockholders of Source, the 480,000 shares of PMSI Common Stock owned by Source are subject to a negative pledge in favor of such stockholders. Such shares, the number of which is subject to reduction upon the occurence of certain conditions, are security for the obligation of Source to make redemption payments for the series A preferred stock.

Item 7.  Material to be Filed as Exhibits.
         Not Applicable

CUSIP No. 717123103                                            Page 7 of 8 Pages



                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 1996

                                         SOURCE INFORMATICS INC.

                                         By:/s/ Warren J. Hauser
                                            --------------------------
                                            Name:  Warren J. Hauser
                                            Title: Vice President and
                                                   Secretary

                                         SI PMSI LTD.

                                         By:/s/ Warren J. Hauser
                                            --------------------------
                                            Name:  Warren J. Hauser
                                            Title: Vice President and
                                                   Secretary

CUSIP No. 717123103                                            Page 8 of 8 Pages

                                   SCHEDULE A

                            OFFICERS AND DIRECTORS OF
                    SOURCE INFORMATICS INC. AND SI PMSI LTD.

                  The officers and directors of Source Informatics Inc. and SI PMSI Ltd. are the same. The business address of each person listed below is c/o Source Informatics Inc., 45 Rockefeller Plaza, Suite 912, New York, NY 10111. The occupation of each person listed below refers only to his or her relationship to Source Informatics Inc. and SI PMSI Ltd.

         Name                    Occupation                    Citizenship
         ----                    ----------                    -----------

Handel E. Evans            Chairman of the Board                   U.K.

Dennis M.J. Turner         President and Chief                     U.K.
                           Executive Officer

Warren J. Hauser           Vice President and                      U.S.
                           Secretary

James F. Campbell          Treasurer                               U.S.

Karen C. Wiedemann         Assistant Secretary                     U.S.

Leonard R. Benjamin        Assistant Secretary                     U.S.